FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
FISCAL 2005 YEAR END RESULTS

14% Annual Gross Revenue Increase
Net Loss of $0.08 US per share
34% Q4 Gross Revenue Increase

VANCOUVER, CANADA, May 26, 2006, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces results for its 2005 fiscal year ended February 28, 2006.

Net Loss for the year was $1,276,000 US, or $0.08 US per share, versus net income of $626,000 US or $0.04 US per share in the prior fiscal year. Gross Revenue for the year was $39,294,000 US, versus $34,416,000 US the prior year. Year over year gross revenues rose 14%. The Company reversed a declining revenue trend mid-year and Q4 gross revenues were up 34% over the comparable period last year.

Leading Brands Chairman and CEO Ralph McRae said: “In last year’s June 2005 Report to Shareholders I wrote: ‘As our sales efforts continue to take hold in the US and our market share builds in Canada, this (negative) revenue trend should reverse.’ It has done so in spades, with gross revenue growth in the last half of the year approaching 35%.”

Discounts, rebates and slotting fees grew from $850,000 US in 2004 to $2,535,000 US this past year, an increase of $1,685,000 US, or almost 200%. These higher amounts were directly attributable to new slotting fees and promotions supporting the launch of, and expanding distribution for, TrueBlue® and the Company’s other brands. It is noteworthy that non-cash expenses such as depreciation, amortization and stock-based compensation, totaled $1,248,000 US in 2005, an amount approximately equal to the Company’s total reported accounting loss. The substantial increase in expenditures for slotting fees and the emerging developments in Canadian accounting standards have resulted in the Company reporting slotting fees as a deduction from gross revenue. That change is reflected in the attached schedule.

Mr. McRae added: “Sales growth in the first quarter of 2006 continued at a robust pace. With our margin-enhancement initiatives completed during the last quarter we are once again pushing full steam ahead on expanding distribution of our brands. I am very pleased that our period-over-period revenue increases held while we dedicated significant effort during Q4 to responding to the recent rise in fuel and related commodity costs.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Friday, May 26, 2006, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-850-9143

If you are unable to participate during the live conference call, the call will be archived for 7 days. To hear a replay of the call, please dial 1-402-220-7733 then enter passcode 9911246.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Sports Drink, Soy2O®, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, and Infinity™ Sparkling Mountain Spring Water.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2006 Leading Brands, Inc.

This news release is available at www.LBIX.com

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(tables follow)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)

(EXPRESSED IN UNITED STATES DOLLARS)
	February 28	February 28
	2006	2005

Gross sales	$39,293,726	$34,415,849
Less: Discounts, rebates and slotting fees	(2,534,860)	(849,645)
Net sales	36,758,866	33,566,204

Expenses (Income)
Cost of sales	26,666,072	23,543,348
Selling, general & administration expenses	10,044,862	8,576,241
Depreciation and amortization	951,509	959,538
Interest expense	343,488	315,170
Other expense (income)	26,582	(651,995)
Total Expenses	38,032,513	32,742,302

Net income (loss) before taxes	(1,273,647)	823,902
Income tax expense	1,781	198,259
Net income (loss)	(1,275,428)	625,643

Deficit, beginning of period, as previously reported	(17,734,758)	(17,524,051)
Adjustment for change in accounting for
stock-based compensation	-	(836,350)
Accumulated deficit, beginning of period, as restated	(17,734,758)	(18,360,401)

Deficit, end of period	(19,010,186)	(17,734,759)

Earnings (Loss) Per Share
Basic	$(0.08)	$0.04
Diluted	$(0.08)	$0.04

Weighted average number of shares outstanding	15,063,858	15,042,035